SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 20)*

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)

Daniel Muñiz Quintanilla

Chief Financial Officer of Grupo México, S.A.B. de C.V.

Attorney-in-Fact of Infraestructura y Transportes México, S.A. de C.V.

Grupo México, S.A.B. de C.V.

Campos Elíseos No. 400

Colonia Lomas de Chapultepec

México City, México 11000

011-5255-1103-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 400506101	Page 2 of 11

1.	Names of reporting persons Grupo México, S.A.B. de C.V. I.R.S. Identification Nos. of above persons (entities only) 13-1808503
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Mexico
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 109,903,673 (See Item 5)
	8.	Shared voting power 56,100,000 (See Item 5)
	9.	Sole dispositive power 109,903,673 (See Item 5)
	10.	Shared dispositive power 56,100,000 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 166,003,673 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 34.8%**
14.	Type of reporting person (see instructions) CO

**	The Reporting Persons note that the number set forth in Row (11) represents 29.6% of the total outstanding Issuer Equity Shares based on the Issuer’s report on Form 20-F for the fiscal year ended December 31, 2011.

CUSIP No. 400506101	Page 3 of 11

1.	Names of reporting persons Infraestructura y Transportes México, S.A. de C.V.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Mexico
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 (See Item 5)
	8.	Shared voting power 56,100,000 (See Item 5)
	9.	Sole dispositive power 0 (See Item 5)
	10.	Shared dispositive power 56,100,000 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 56,100,000 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.8%
14.	Type of reporting person (see instructions) CO

This Amendment No. 20 is being filed by Grupo México, S.A.B. de C.V. (“Grupo México”) and Infraestructura y Transportes México, S.A. de C.V., Grupo México’s 75.0%-owned subsidiary (“ITM” and together with Grupo México, the “Reporting Persons”), with respect to the Series B Shares, without par value (the “Shares”), of Pacific Airport Group (the “Issuer”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on July 9, 2010, as further amended July 12, 2010, July 13, 2010, August 13, 2010, August 25, 2010, September 22, 2010, October 12, 2010, January 25, 2011, February 16, 2011, March 15, 2011, April 12, 2011, June 14, 2011, July 6, 2011, July 13, 2011, July 28, 2011, August 11, 2011, October 3, 2011, November 14, 2011, December 5, 2011 and January 30, 2012 (collectively with this Amendment No. 20, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by adding the following:

Annex I and Annex II hereto set forth the name, business address, title, present principal occupation or employment of each director and executive officer on the date hereof of Grupo México and ITM, respectively. The information set forth in Annex I and Annex II hereto is incorporated herein by reference.

During the past five years, Grupo México and ITM have not, and, to the best of Grupo México’s and ITM’s knowledge, no person listed in Annex I or Annex II hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

The source for the approximately $16,981,386 (reflects conversion into U.S. dollars based upon the peso / dollar exchange ratio at close on the applicable dates of purchase (as reported by Bloomberg L.P.)) used for the acquisition of the Shares and the ADSs as reported in Item 5 below was working capital of Grupo México.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On April 8, 2013, Grupo México delivered a letter to certain holders of ADS and Shares (the “April 8th Shareholder Letter”), asking them to vote against a proposal included in the Issuer’s agenda for its General Ordinary Shareholders’ Meeting to be held on April 16, 2013 (the “April 16th Shareholders’ Meeting”). The April 8th Shareholder Letter requests that shareholders of the Issuer vote “against” a proposal by the Issuer to (i) ratify all actions taken by the directors and officers of the Issuer, including Mr. Fernando Bosque Mohíno, the Issuer’s Chief Executive Officer, during the fiscal year ending on December 31, 2012, and (ii) release such directors and officers from any liability in connection with such actions. The April 8th Shareholder Letter also states that Grupo México has requested that two Grupo México nominees be appointed to the Board of Directors of the Issuer based on (i) the Reporting Persons’ belief that shareholders of a Mexican sociedad anónima bursátil de capital variable or S.A.B. holding more than 10.0% of the total outstanding capital of such a company have the right to appoint a director for each 10.0% amount of the total outstanding capital of such a company that they own, and (ii) Grupo México’s beneficial ownership of more than 20.0% of the outstanding Issuer Equity Shares. To date, the Issuer has only permitted Grupo México to appoint one director to the Issuer’s Board of Directors.

The April 8th Shareholder Letter also states that, as previously disclosed by the Issuer, at the request of Grupo México, the Issuer will hold another General Ordinary Shareholders’ Meeting on April 23, 2013 (the “April 23rd Shareholders’ Meeting”). At the April 23rd Shareholders’ Meeting, among other things, the Issuer’s shareholders will be asked to vote on a proposal put forth by Grupo México to require that the Issuer cease to enforce bylaws that Grupo México believes are inconsistent with applicable Mexican law, including those that purport to limit the ability of a holder of Shares, other than Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (the controlling shareholder of the Issuer), to (i) own in excess of 10.0% of the total outstanding Issuer Equity Shares, and (ii) exercise voting rights with respect to Shares owned in excess of 10.0% of the total outstanding Issuer Equity Shares. At the April 23rd Shareholders’ Meeting, Grupo México also intends to ask that the shareholders of the Issuer approve the appointment of an independent representative of the shareholders to undertake an investigation regarding certain actions taken by the Issuer, its directors (other than the director appointed by Grupo México) and its senior executive officers, including Mr. Bosque Mohíno, the Chief Executive Officer of the Issuer. Grupo México may have discussions with the Issuer’s management, directors, other shareholders and third parties in connection with these and other matters set forth in the April 8th Shareholder Letter.

A copy of the April 8th Shareholder Letter is filed as Exhibit 1 hereto and is incorporated by reference into this Item 4. A translation of the agenda for the April 23rd Shareholders’ Meeting is filed as Exhibit 2 hereto and is incorporated by reference into this Item 4.

The Reporting Persons may continue to seek, including, but not limited to, via shareholder action or legal proceedings, the amendment of the bylaws of the Issuer that the Reporting Persons believe are inconsistent with applicable Mexican law and may continue to seek to nominate the number of members to the Board of Directors of the Issuer to which it believes it is entitled commensurate with the Reporting Persons’ beneficial ownership of the Issuer’s Equity Shares at any given time. The Reporting Persons may have discussions with the Issuer’s management, directors and other shareholders and third parties in connection with these and other matters relating to the Issuer.

As previously reported, Grupo México announced on June 13, 2011 that its Board of Directors had approved the acquisition (directly or indirectly) of more than 30.0% and up to 100.0% of the Issuer Equity Shares then outstanding, excluding treasury shares, and that in connection with any such transaction, Grupo México would be required to launch a mandatory public tender offer, or OPA (an “OPA”), for up to 100% of the Issuer Equity Shares then outstanding, in accordance with Mexican securities laws and any other applicable laws. As previously reported, the Reporting Persons had applied for Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”) authorization of an OPA. The Issuer and related parties filed certain claims in Mexico and obtained a suspension of the issuance of such authorization by the CNBV. The Reporting Persons appealed the decision ordering the suspension of the authorization by the CNBV and on March 29, 2012 the Reporting Persons announced their withdrawal of their application for CNBV authorization of the OPA announced on June 13, 2011.

The Reporting Persons continue to explore the possibility of additional investments in Issuer Equity Shares, in accordance with applicable laws in Mexico and the U.S., but have not made any determination at this time regarding the number of Issuer Equity Shares that we might seek in any such transaction, the form of any such transaction or the timing thereof.

The Reporting Persons may from time to time acquire, purchase or sell Issuer Equity Shares on the Mexican Stock Exchange or New York Stock Exchange, in the open market, in privately negotiated transactions, or otherwise or propose changes in the Board of Directors of the Issuer, as the Reporting Persons may determine at any such time based upon our evaluation of the Issuer’s businesses and prospects, price levels of the Shares and ADSs, conditions in the securities and financing markets and in the Issuer’s industry and the economy in general, regulatory developments affecting the Issuer and its industry and other factors deemed relevant. In addition, the Reporting Persons may from time to time have discussions with the Issuer’s management, directors and other shareholders and third parties regarding their investment in, and the business and strategy of, the Issuer.

The last five sentences of Item 5(a,b) of this Amendment No. 20 are incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

(a, b) Since and including January 30, 2012, Grupo México has acquired 4,766,708 Shares, as described in Item 5(c) below. As of the date hereof, Grupo México beneficially owns a total of 166,003,673 Shares, consisting of 109,903,673 Shares that Grupo México owns directly, and 56,100,000 Shares held by ITM. (References to “Shares” in this Item 5 include the Shares evidenced by ADSs beneficially owned by Grupo México). As of the date hereof, ITM beneficially owns a total of 56,100,000 Shares. The Shares directly owned by Grupo México and ITM represent approximately 23.0% and 11.8%, respectively, or 34.8% in the aggregate, of the total outstanding Shares, based on a total of 476,850,000 Shares outstanding as of December 31, 2011, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2011. Except to the extent described below, Grupo México has the sole power to vote or direct the vote of the 109,903,673 Shares that it owns directly, and has shared power to vote or direct the vote of the 56,100,000 Shares held by ITM. Except to the extent described below, ITM does not have the sole power to vote or direct the vote of any of the 56,100,000 Shares that it owns directly, and has shared power to vote or direct the vote of such Shares. Grupo México has the sole power to dispose or direct the disposition of the 109,903,673 Shares that it owns directly, and has shared power to dispose or direct the disposition of the 56,100,000 Shares held by ITM. ITM does not have the sole power to dispose or direct the disposition of any of the 56,100,000 Shares that it owns directly, and has shared power to dispose or direct the disposition of such Shares. Grupo México’s beneficial ownership of 166,003,673 Shares represents 29.6% of the total outstanding Issuer Equity Shares, based on a total of 561,000,000 Issuer Equity Shares outstanding as of December 31, 2011, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2011. The bylaws of the Issuer provide that no holder of Shares may hold in excess of 10.0% of the total outstanding Issuer Equity Shares, or exercise voting rights with respect to such excess Shares. As a result of such provision, the Issuer has, in the past, asked Grupo México to dispose of a number of its Shares in order to reduce its beneficial ownership of Issuer Equity Shares to 10.0% of the outstanding Issuer Equity Shares, and has not allowed Grupo México to exercise voting rights with respect to Shares in excess of 10.0% of the total outstanding Issuer Equity Shares. The Reporting Persons commenced various legal proceedings in courts in Mexico seeking, among other things, that such courts determine that the limitations on holding more than 10.0% of the total outstanding Issuer

Equity Shares contained in the Issuer’s bylaws are null and void under applicable Mexican law. On February 22, 2013, a Mexican appellate court issued a decision confirming the determination by the state civil court of Mexico City that the share ownership limitations contained in the Issuer’s bylaws are null and void because they are inconsistent with applicable Mexican law, including the Securities Market Law (Ley de Mercado de Valores or “LMV”), which specifically provides that the bylaws of a Mexican sociedad anónima bursátil de capital variable or S.A.B. (like the Issuer) may not include restrictions in shareholder ownership that (i) preclude a change of control of such company or (ii) interfere with the mandatory tender offer rules contained in the LMV. The Issuer issued a press release on March 20, 2013 stating that it had filed an appeal challenging the decision of the intermediate appellate court, and as a result, the Issuer’s management stated that it would continue to enforce the share ownership limitations contained in the Issuer’s bylaws.

The first four paragraphs of Item 4 of this Amendment No. 20 are incorporated by reference into this Item 5(a,b).

(c) The table below sets forth the transactions in Shares since and including January 30, 2012 by the Reporting Persons. All such transactions were open market purchases by Grupo México of Shares on the Mexican Stock Exchange in Mexican pesos. The amounts reported in the “Weighted Average Price Per Share” column below reflect a weighted average price for the Shares purchased or sold on the particular day. Certain Shares were purchased in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column below. The Reporting Persons undertake to provide to the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold, as applicable, within the range of prices set forth below.

Date of Transaction	Number of Shares Purchased		Daily Weighted Average Price Per Share (U.S.$)*		Daily Range of Prices (U.S.$)*
1/30/2012	14,017		3.70	**	3.69-3.70	**
1/31/2012	117,431		3.68	**	3.66-3.68	**
2/7/2012	7,094		3.79	**	3.79	**
2/8/2012	82,944		3.77	**	3.73-3.77	**
2/9/2012	137,099		3.78	**	3.74-3.79	**
2/10/2012	25,062		3.74	**	3.71-3.75	**
2/13/2012	54,684		3.78	**	3.78	**
2/14/2012	670,893		3.76	**	3.74-3.76	**
2/21/2012	231,100		3.75	**	3.73-3.75	**
2/29/2012	218,933		3.73	**	3.73	**
3/1/2012	7,451		3.77	**	3.77	**
5/25/2012	3,200,000	***	3.47		3.47

*	Prices do not include broker commissions.
**	Reported prices reflect conversion into U.S. dollars based upon the peso/dollar exchange ratio at close for such date (as reported by Bloomberg L.P.).
***	Open market purchases of ADSs on the NYSE in U.S. dollars.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Title

1	April 8th Shareholder Letter

2	April 23rd Shareholders’ Meeting Agenda (English translation)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth herein is true, complete and correct.

Dated as of: April 9, 2013

GRUPO MÉXICO, S.A.B. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Chief Financial Officer

INFRAESTRUCTURA Y TRANSPORTES MÉXICO, S.A. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Attorney-in-Fact

Annex I

GRUPO MÉXICO

Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF GRUPO MÉXICO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Grupo México. Each such person is a citizen of Mexico.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment

German Larrea Mota-Velasco	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer of Grupo México

Alfredo Casar Perez	Bosque de Ciruelos No. 99 11700 Mexico City	Director	Chief Executive Officer of Ferrocarril Mexicano, S.A. de C.V.

Oscar Gonzalez Rocha	Av. Caminos del Inca 171 Lima, Peru	Director	Chief Executive Officer and President of Southern Copper Corporation

Xavier Garcia de Quevedo Topete	Campos Elíseos No. 400, Fl. 9 11000 Mexico City	Director	President of Minera México, S.A. de C.V.

Emilio Carrillo Gamboa	Plaza ScotiaBank, Blvd. Manuel Avila Camacho 1-609 11009 Mexico City	Director	Partner of Bufete Carrillo Gamboa, S.C.

Fernando Ruiz Sahagun	Vasco de Quiroga No. 2121, Fl. 4 01210 - Mexico, D. F.	Director	Counsel of Chevez, Ruiz, Zamarripa y Cía, S.C.

Antonio Madero Bracho	Monte Pelvoux No. 220, Fl. 8 11000 Mexico City	Director	Executive President of San Luis Corporacion, S.A. de C.V.

Prudencio Lopez Martinez	Vasco de Quiroga No. 2121, Fl. 2 01210 Mexico City	Director	President of Sanvica, S.A. de C.V.

Valentín Diez Morodo	Campos Elíseos No. 400, Fl. 10 11000 Mexico City	Director	Sales and Exports Vice-President of Grupo Modelo

Claudio X. Gonzalez	Jaime Balmes No. 8, Fl. 9 11510 Mexico City	Director	Chairman of the Board and General Director of Kimberly Clark de México, S.A. de C.V.

Rolando Vega Saenz	Paseo de los Tamarindos No. 60, Fl. 5 05120 Col. Bosques de las Lomas	Director	General Director of Seguros Atlas, S.C.

Daniel Muñiz Quintanilla	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Chief Financial Officer	Chief Financial Officer of Grupo México

Juan Rebolledo Gout	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Vice-President, International Relations	Vice-President of Grupo México

Annex II

INFRAESTRUCTURA Y TRANSPORTES MÉXICO

Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF INFRAESTRUCTURA Y TRANSPORTES MÉXICO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Infraestructura y Transportes México. Each such person is a citizen of Mexico.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment

German Larrea Mota-Velasco	Campos Elíseos No. 400, Fl. 12 11000 Mexico City Director	Chairman of the Board and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer of Grupo México

Alfredo Casar Perez	Bosque de Ciruelos 99 11700 México City	Director	Executive President of Ferrocarril Mexicano, S.A. de C.V.

Octavio Ornelas Esquinca	Bosque de Ciruelos 99 11700 México City	Director	Chief Financial and Administrative Officer of Ferrocarril Mexicano, S.A. de C.V.

Daniel Mũniz Quintanilla	Campos Elíseos No. 400, Fl. 12 México City	Director	Chief Financial Officer of Grupo México

Eduardo Valdés Acra	Paseo de las Palmas No. 736 11000 Mexico City	Director	General Director of Inversora Bursátil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa

Exhibit Index

Exhibit No.	Title

1	April 8th Shareholder Letter

2	April 23rd Shareholders’ Meeting Agenda (English translation)